KAIROUS ACQUISITION CORP. LIMITED

Unit 9-3, Oval Tower @ Damansara,
No. 685, Jalan Damansara,

60000 Taman Tun Dr. Ismail,

Kuala Lumpur, Malaysia

December 6, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Thomas Jones / Asia Timmons-Pierce

RE:	KAIROUS ACQUISITION CORP. LIMITED (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed: November 19, 2021
(File No. 333- 259031) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 8, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

KAIROUS ACQUISITION CORP. LIMITED

By:	/s/ Joseph Moh Hon Lee
Name:	Joseph Moh Hon Lee
Title:	Chief Executive Officer